WOODSIDE
AUSTRALIAN ENERGY

17 June 2003


SEC MAIL PROCESSING
RECEIVED
JUL 03 2003
WASH. DC
187
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America


03024303

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- WA-255-P (Stybarrow-2), lodged with the ASX on 17 June 2003;
- WA-248-P(2) (Tigger-1), lodged with the ASX on 17 June 2003;
- WA-1-P (Nickol-1), lodged with the ASX on 17 June 2003;

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

Rebecca Sims
Compliance Officer

17 June 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-255-P
Stybarrow-2

Woodside Petroleum Ltd., a participant in the BHP Billiton Petroleum (Australia) Pty Ltd operated WA-255-P Joint Venture, reports that wireline logging of the Stybarrow-2 appraisal well is currently underway.

Since the last report, a conventional core was recovered from the primary reservoir interval. Following core recovery, the well was drilled to a total depth of approximately 2,380 metres and a wireline logging operation commenced.

Preliminary analysis of the wireline logs suggests that the well intersected approximately 22 metres of oil-bearing reservoir within the primary target Macedon member sandstone.

Stybarrow-2 lies two kilometres south-west of Stybarrow-1.

All reported depths are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty Ltd (operator) and Woodside Energy Ltd.

ANTHONY NIARDONE
Assistant Company Secretary

17 June 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-248-P(2)
Tigger-1

Woodside Petroleum Ltd., Operator of the WA-248-P Joint Venture, reports that the Tigger-1 exploration well located in the Carnarvon Basin is at a current depth of 2,740 metres and the current operation is drilling out cement in $8^1/_2$ inch hole.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-248-P is 45%. The other participants are Kufpec Australia Pty Ltd. (35%) and Japan Australia LNG (MIMI) Pty Ltd. (20%).

ANTHONY NIARDONE
Assistant Company Secretary

17 June 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-1-P
Nickol-1

Woodside Energy Ltd., Operator of the WA-1-P Joint Venture, reports that on 17 June 2003, the Ensco 56 drilling rig was waiting on suitable weather conditions in order to move from the Nickol-1 well location.

Since the last report, the $8^{1}/_{2}$ inch hole section was drilled to a total depth of 2,690 metres, wireline logs were run, and the well was plugged and abandoned.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-1-P is 45.94%. Other participants are Apache Northwest Pty. Ltd. (31.50%) and Santos Ltd. (22.56%).

ANTHONY NIARDONE
Assistant Company Secretary